UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 3
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2014

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XII:  Underwriting Agreement dated July 14, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.

Exhibit XIII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated July 21, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.

Exhibit XIV:   Opinion of Cravath, Swaine & Moore LLP dated July 21, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 21st day of  July, 2015.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Washington, D.C., on the 21st day of  July, 2015.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
XII	Underwriting Agreement dated July 14, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.
XIII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated July 21, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.
XIV	Opinion of Cravath, Swaine & Moore LLP dated July 21, 2015, in connection with the offering of $3,000,000,000 2.250% Notes due 2022.